ICAP

04036257

8/11/2004

SUPPL

PROCESSED
AUG 17 2004
THOMSON FINANCIAL

RECEIVED AUG 12 2004 181 WASH. D.C.

FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

FILE NUMBER: 08204904

Re: ICAP plc

Ladies and Gentlemen:

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, we are furnishing with this letter the attached information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

Roger C. Campbell

Roger C. Campbell
Deputy General Counsel

RC:db
Enclosures

Dlw 8/17

ICAP North America Inc.
Harborside Financial Center
1100 Plaza 5, 12th Floor
Jersey City, NJ 07311-4996

Tel: 212 406 1100

www.icap.com

RNS NUMBER:

FOR IMMEDIATE RELEASE

DATED 6 AUGUST 2004

ICAP plc ("the Company")

Director's Shareholding

The Company has been notified that on 5 August 2004 Steve McDermott purchased 5,200 ICAP plc ordinary shares of 10p each at 207p per share.

As a result of this transaction Steve McDermott is interested in 81,450 shares representing 0.013% of the Company's issued share capital.

ENDS

RNS NUMBER:

FOR IMMEDIATE RELEASE

DATED 6 AUGUST 2004

ICAP plc ("the Company")

Director's Shareholding

The Company has been notified that on 4 August 2004 Charles Gregson's wife, Caroline Gregson, purchased 7,200 ICAP plc ordinary shares of 10p each at 210p per share.

As a result of this transaction Charles Gregson is interested in 196,370 shares representing 0.032% of the Company's issued share capital.

ENDS

ICAP

8/11/2004

FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

PROCESSING SECTION
AUG 12 2004
181

FILE NUMBER: 08204904

Re: ICAP plc – AVS No.: 355475

Ladies and Gentlemen:

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, we are furnishing with this letter the attached information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

Roger C. Campbell

Roger C. Campbell
Deputy General Counsel

RC:db
Enclosures

ICAP North America Inc.
Harborside Financial Center
1100 Plaza 5, 12th Floor
Jersey City, NJ 07311-4996

Tel: 212 406 1100

www.icap.com

ICAP

10 August 2004

Company Announcements Office
Old Broad Street
London
EC2N 1HP

BY FAX NO: 020 7588 6057

Dear Sirs

ICAP plc AVS No: 355475
Scottish Widows Investment Partnership Limited

In accordance with Section 9.11 of the Listing Rules, please find attached a Schedule 10 notification in respect of a declaration received pursuant to Section 198 of the Companies Act 1985.

Would you kindly confirm receipt of the announcement by telephoning me on 020 7000 5784.

Yours faithfully

Jennefer McAuley
Company Secretarial

Enc:

ICAP plc
2 Broadgate
London
EC2M 7UR
Tel +44 (0) 20 7000 5000
Fax +44 (0) 20 7000 5975
www.icap.com

Registered Office as above
Registered in England & Wales No: 3611426

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO: 355475

All relevant boxes should be completed in block capital letters.

1. Name of company **ICAP plc**	2. Name of shareholder having a major interest **SCOTTISH WIDOWS INVESTMENT PARTNERSHIP LIMITED**
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **Notification of material interests of Scottish Widows Investment Partnership Limited. Lloyds TSB Group plc, Lloyds TSB Bank plc and Scottish Widows Group Limited are also deemed to be interested in these shares as, like Scottish Widows Investment Partnership, they are all companies within the Lloyds TSB Group of Companies.**	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **SEE ATTACHED LETTER**

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
5,771,688	**0.95%**	**N/A**	**N/A**

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY SHARES OF 10P EACH	**Not disclosed**	**10.08.04**

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
30,481,444	**5.017%**

14. Any additional information	15. Name of contact and telephone number for queries
	HELEN BROOMFIELD **020 7000 5781**

16. Name and signature of authorised company official responsible for making this notification

Hele Broomfield

Date of notification **10 August 2004**

HELEN BROOMFIELD
COMPANY SECRETARY

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

Report No . : HBD050B2

SCOTTISH WIDOWS INVESTMENT PARTNERSHIP LIMITED - PALADIGN V4.4.2 LIVE SYST

Page . . : 1

As At COB . : 6-AUG-04

Holders Breakdown - 3% Material Holdings where a movement has occurred

Produced at . . : 9:14:24 on 9-AUG-04

Sedol	Company Name	Stock Description	Total Fund Amount	Group Company	Fund	Registered Holder	Interest
3387216	ICAP PLC	ORD GBP0.10	3,131,040.000	SWIP	AA1IA	STATE STREET NOMINEES LTD A/C XBY2	Material
			2,225,746.000	SWIP	AA13U	STATE STREET NOMINEES LTD A/C XC5J	Material
			158,071.000	SWIP	AA2AA	STATE STREET NOMINEES LTD A/C XBYJ	Material
			427,647.000	SWIP	AEQ	STATE STREET NOMINEES LTD A/C W36A	Material
			861,372.000	SWIP	ALEQI	STATE STREET NOMINEES LTD A/C W321	Material
			88,472.000	SWIP	ALSPF	STATE STREET NOMINEES LTD A/C W3L2	Material
			2,588,900.000	SWIP	AFEQU	STATE STREET NOMINEES LTD A/C W33H	Material
			3,017,817.000	SWIP	BH2AA	STATE STREET NOMINEES LTD A/C IBJ2	Material
			441,158.000	SWIP	BP1AA	STATE STREET NOMINEES LTD A/C IBJ3	Material
			2,708,000.000	SWIP	FEU	STATE STREET NOMINEES LTD A/C VJJ1	Material
			50,190.000	SWIP	FIX	STATE STREET NOMINEES LTD A/C T318	Material
			75,204.000	SWIP	FSL	STATE STREET NOMINEES LTD A/C VJJ9	Material
			631,080.000	SWIP	GIEQU	STATE STREET NOMINEES LTD A/C XB97	Material
			1,669,000.000	SWIP	GPS	STATE STREET NOMINEES LTD A/C XBY4	Material
			1,193,832.000	SWIP	GPSSU	STATE STREET NOMINEES LTD A/C XC5K	Material
			66,255.000	SWIP	IVP	STATE STREET NOMINEES LTD A/C W390	Material
			53,130.000	SWIP	LGOFS	STATE STREET NOMINEES LTD A/C XBY5	Material
			52,860.000	SWIP	LLEQT	STATE STREET NOMINEES LTD A/C Y32Z	Material
			918,820.000	SWIP	LLFAL	STATE STREET NOMINEES LTD A/C W33B	Material
			526,231.000	SWIP	NOI	STATE STREET NOMINEES LTD A/C W39N	Material
			1,222,500.000	SWIP	PEQ	STATE STREET NOMINEES LTD A/C W36U	Material
			1,451,200.000	SWIP	TSLTH	STATE STREET NOMINEES LTD A/C XBK6	Material
			15,806.000	SWIP	TS?IP	STATE STREET NOMINEES LTD A/C XBS8	Material
			6,981,153.000	SWIP	WOI	STATE STREET NOMINEES LTD A/C W39F	Material
			31,481,444.000				

End of Report: HBD050B2

JAMES HILL